UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street 151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on June 18, 2013: Euroseas Ltd. Announces Acquisition of a Vessel and the Sale of One of its Vessels for Scrap.

Exhibit 1

Euroseas Ltd. Announces Acquisition of a Vessel and the Sale of One of its Vessels for Scrap

Maroussi, Athens, Greece - June 18, 2013 - Euroseas Ltd., (NASDAQ:ESEA) an owner and operator of drybulk carriers and containerships and provider of seaborne transportation for dry bulk and containerized cargoes, announced today that it sold for scrap one of the oldest container vessels in its fleet, the M/V Anking, a 950 teu multipurpose vessel built in 1990 for approximately $3.7 million. The vessel will be delivered to her new owners by the end of June 2013.

Furthermore, the Company announced that it, signed a memorandum of agreement to purchase the M/V Wehr Flottbek, a geared containership of 22,301 dwt and 1,738 teu built in 1999 for approximately $5.9 million. The vessel, to be renamed “Joanna”, is expected to be delivered to the Company by the end of June 2013.

Aristides Pittas, Chairman and CEO of Euroseas commented: "With containership prices having again dropped near their all-time low levels, we believe, it is an opportunity to renew our fleet at minimal capital cost. In that respect, we have sold for scrap our vessel M/V Anking, a 1990 built multipurpose vessel, and invested the proceeds along with an incremental investment of less than $2.5 million in a vessel which is 9 years younger, almost twice as large and more flexible commercially.“

After the sale of M/V Anking and the acquisition of M/V Wehr Flottbek, Euroseas Ltd. fleet profile will be as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC until’ Jan-14 + 1 Year Charterer’s Option	$11,200 +50/50 Profit Share, $14,200
ELENI P	Panamax	72,119		1997	Baumarine Pool	Spot Earnings since February 2013
IRINI	Panamax	69,734		1988	Open
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Feb-14	$7,500
MONICA P	Handymax	46,667		1998	TC’Till Sep-13	$12,375
Total Dry Bulk Vessels	5	331,808
Container Carriers
EVRIDIKI G (ex-MAERSK NOUMEA)	Intermediate	34,677	2,556	2001	TC ‘til Apr -14	$8,000
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC till Nov-13 + 12 Months in Charterers Option	$6,000 $8,000
AGGELIKI P	Intermediate	30,360	2,008	1998	TC till Feb-14	$6,000
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Aug-13	$6,000
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC till Mar-14 12 Months in Charterers Option	$6,500 $11,500
JOANNA	Handy size	22,301	1,738	1999	(to be delivered by end of June-13)
MARINOS	Handy size	23,596	1,599	1993	TC ‘til Aug-13	$6,250
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Oct-13	$6,750
NINOS	Feeder	18,253	1,169	1990	TC ‘til Dec-13	$7,690
KUO HSIUNG	Feeder	18,154	1,169	1993	TC till Feb-14 12 months in Charterers Option	$7,700 $11,500
Total Container Carriers	10	262,988	17,593
Fleet Grand Total	15	594,796	17,593

Note: Charter duration indicates the earliest redelivery date.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

Following the sale of its multipurpose vessel and addition of a handy size containership, the Company will have a fleet of 15 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 5 Handy size containerships and 2 Feeder containerships. Euroseas 5 drybulk carriers have a total cargo capacity of 331,808 dwt, its 10 containerships have a cargo capacity of 17,593 teu.

Forward - Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact

Tasos Aslidis
Chief Financial Officer
Euroseas Ltd.
11 Canterbury Lane,
Watchung, NJ 07069
Tel. (908) 301-9091
E-mail: aha@euroseas.gr

Investor Relations / Financial Media

Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  June 18, 2013

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President